UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

LUCID GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

549498 103

(CUSIP Number)

General Counsel’s Office

c/o Lucid Group, Inc.

7373 Gateway Boulevard

Newark, CA 94560

Telephone: (510) 648-3553

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,041,393
	8	SHARED VOTING POWER 2,227,072,750 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,235,114,143 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,114,143 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.31% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO – Sovereign Wealth Fund of the Kingdom of Saudi Arabia

1	NAME OF REPORTING PERSONS Ayar Third Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,227,072,750 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,227,072,750 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.08% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Turqi A. Alnowaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,214,092 (see Item 5 below)
	8	SHARED VOTING POWER 2,227,072,750 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,214,092 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,286,842 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.14% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Yasir Alsalman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 401,454 (see Item 5 below)
	8	SHARED VOTING POWER 2,227,072,750 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 401,454 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,227,474,204 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.09% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

EXPLANATORY STATEMENT

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the initial statement on Schedule 13D, filed on July 27, 2021 (the “Initial Schedule 13D”) by the undersigned, and amendment No. 1 to the Initial Schedule 13D, filed on November 15, 2022 (“Amendment No. 1”), amendment No. 2 to the Initial Schedule 13D, filed on December 22, 2022 (“Amendment No. 2”), amendment No. 3 to the Initial Schedule 13D, filed on June 26, 2023 (“Amendment No. 3”), amendment No. 4 to the Initial Schedule 13D filed on April 2, 2024 (“Amendment No. 4”) and amendment No. 5 to the Initial Schedule 13D filed on April 2, 2024 (“Amendment No. 5” and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, referred to as the “Prior Schedule 13D”). This Amendment No. 6 amends the Prior Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings given to them in the Prior Schedule 13D.

Item 2. Identity and Background

Item 2 of the Prior Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) This Schedule 13D is being filed on behalf of (i)  Public Investment Fund of Saudi Arabia (“PIF”), (ii) Turqi A. Alnowaiser and (iii) Yasir Alsalman (collectively, the “Reporting Persons”).

(b) The business/residence address for the Reporting Persons is The Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia.

(c) The holder of record of 2,227,072,750 shares of Common Stock, including approximately 464,225,459 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof, reported herein is Ayar Third Investment Company (“Ayar”), which is wholly owned by PIF. In its capacity as the parent company and ultimate controlling party of Ayar, PIF beneficially owns, and has both dispositive and voting power over, all of the securities reported herein held by Ayar. PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia. Mr. Turqi A. Alnowaiser and Mr. Yasir Alsalman are the co-managers of Ayar, and in such capacity have the authority to vote the securities held by Ayar as reported herein. Neither Mr. Alnowaiser nor Mr. Alsalman has individual dispositive power with respect to any securities held by Ayar, as reported herein, and each disclaims beneficial ownership of the shares held by Ayar, as reported herein. In addition to the foregoing, PIF has sole voting power over 8,041,393 shares of Common Stock. In addition to the foregoing, Mr. Alnowaiser has sole voting and dispositive power over 2,214,092 shares of Common Stock held in his name (which amount is a correction of the number reported in Amendment No. 5 and also includes 96,822 restricted stock units that will not vest in the next 60 days) and Mr. Alsalman has sole voting and dispositive power over 401,454 shares of Common Stock held in his name.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended to add the following language:

Subscription Agreement

On October 16, 2024, Lucid Group, Inc. (the “Issuer”) announced it had priced an underwritten public offering of 262,446,931 shares of its Class A common stock, par value $0.0001 per share (“Common Stock”) for aggregate gross proceeds to the Issuer of approximately $680 million (the “Public Offering”). On October 17, 2024, the underwriter in the Public Offering exercised its overallotment option (the “Option”) to purchase an additional 15,037,594 shares of common stock in the Public Offering. On October 30, 2024, Ayar purchased from the Issuer 374,717,927 shares of Common Stock for aggregate purchase price of approximately $971 million in a private placement pursuant to a subscription agreement (the “Subscription Agreement”) entered into concurrently with the Public Offering. On October 31, 2024, Ayar purchased from the Issuer an additional 21,470,459 shares of Common Stock for aggregate purchase price of approximately $56 million in a private placement in a private placement pursuant to the Subscription Agreement as a result of the underwriter’s exercise of the Option.

Pursuant to the Subscription Agreement, subject to certain exceptions, Ayar has agreed not to, among other things, offer, sell, pledge or otherwise transfer any shares of Common Stock for 120 days after the date of the closing of the transaction contemplated by the Subscription Agreement.

The description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement included as Exhibit 14 hereto.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Prior Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•	PIF directly owns 8,041,393 shares of Common Stock and has sole voting and dispositive power of such shares. PIF may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,227,072,750 shares of Common Stock directly owned by Ayar, including 291,019,450 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and 173,206,009 shares of Common Stock issuable upon conversion of the Series B Preferred Stock as of the date hereof, aggregating to a beneficial ownership of 2,235,114,143 shares. The number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as of the date hereof reflects increases in the compounded returns on the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock in accordance with the terms thereof. The Ayar securities and the shares of Common Stock held directly by PIF represent approximately 64.31% of the Issuer’s issued and outstanding shares Common Stock. PIF disclaims beneficial ownership of the Ayar securities except to the extent of its pecuniary interest therein.

•	Ayar directly owns 2,227,072,750 shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof, and has shared voting power over such shares, which represent approximately 64.08% of the Issuer’s issued and outstanding shares of Common Stock.

•	Mr. Alnowaiser, as the co-manager of Ayar, has shared voting power over 2,227,072,750 shares of Common Stock held by Ayar, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,214,092 shares of Common Stock held in his name (which amount is a correction of the number reported in Amendment No. 5 and also includes 96,822 restricted stock units that will not vest in the next 60 days). Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 2,229,286,842 shares of Common Stock, representing approximately 64.14% of the Issuer’s issued and outstanding shares of Common Stock. Mr. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.

•	Mr. Alsalman, as the co-manager of Ayar, has shared voting power over 2,227,072,750 shares of Common Stock held by Ayar, including the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as of the date hereof. In addition, Mr. Alsalman has sole voting and dispositive power over 401,454 shares of Common Stock held in his name. Accordingly, Mr. Alsalman may be deemed the beneficial owner of an aggregate of 2,227,474,204 shares of Common Stock, representing approximately 64.09% of the Issuer’s issued and outstanding shares of Common Stock. Mr. Alsalman disclaims beneficial ownership of any securities held by Ayar.

The percentages set forth in this Item 5(a) are based on 3,011,191,453 shares of Common Stock issued and outstanding as of the date hereof, as provided by the Issuer.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(c) Ayar engaged in the private placement with the Issuer pursuant to the Subscription Agreement, purchasing an aggregate of 396,188,386 shares of Common Stock for $2.591 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended to add the following language:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Fourth IRA Amendment

In connection with the closing of the Private Placement, the Issuer entered into an amendment to the Investor Rights Agreement (the “Fifth IRA Amendment”). Pursuant to the Fifth IRA Amendment, Ayar will be entitled to certain registration rights, including shelf registration rights, with respect to the shares Common Stock issued in the Private Placement.

The description of the Fifth IRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fifth IRA Amendment included as Exhibit 15 hereto.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following language:

Exhibit Number	Description of Exhibit

14	Subscription Agreement, dated October 16, 2024, between Lucid Group, Inc. and Ayar Third Investment Company (filed as Exhibit 10.1 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on October 18, 2024, and incorporated herein by reference).

15	Form of Amendment No. 5 to the Investors Rights Agreement by and among Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto (filed as Exhibit 10.2 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on October 18, 2024, and incorporated herein by reference).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2024

PUBLIC INVESTMENT FUND

By:	Public Investment Fund
/s/ Yasir O. AlRumayyan
Name:	Yasir O. AlRumayyan
Title:	Governor